Exhibit 2.1
Execution Version
NOTE: CERTAIN MATERIAL HAS BEEN OMITTED FROM THIS AGREEMENT PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 24b-2. THE LOCATIONS OF THESE OMISSIONS ARE INDICATED THROUGHOUT THE AGREEMENT BY THE FOLLOWING MARKINGS: [***].
STOCK PURCHASE AGREEMENT
by and among
MAD CATZ, INC.,
as “Buyer,”
MAD CATZ INTERACTIVE, INC.,
as “Parent”
(solely for purposes of Section 7.9),
TRITTON TECHNOLOGIES INC.,
as “Tritton,”
and
THE STOCKHOLDERS OF TRITTON IDENTIFIED
ON THE SIGNATURE PAGE HERETO,
as the “Sellers”
Dated: May 28, 2010

STOCK PURCHASE AGREEMENT
          This Stock Purchase Agreement (this “Agreement”) is entered into as of May 28, 2010, by and among Mad Catz, Inc., a Delaware corporation (“Buyer”), solely with respect to Section 7.9, Mad Catz Interactive, Inc., a corporation organized under the Business Corporation Law of Canada and parent company of Buyer (“Parent”), Tritton Technologies Inc., a Delaware corporation (“Tritton”), and the Stockholders of Tritton identified on the signature page hereto (collectively, the “Sellers”).
RECITALS
          A. The Sellers in the aggregate own all of the outstanding shares of capital stock of Tritton (the “Tritton Shares”).
          B. Buyer desires to purchase from the Sellers, and the Sellers desire to sell to Buyer, all of the Tritton Shares, subject to the terms and conditions of this Agreement.
          C. Concurrently with the execution of this Agreement, and as a condition and inducement to Tritton’s and the Sellers’ willingness to enter into this Agreement, certain Sellers have executed employment agreements with Buyer.
AGREEMENT
          NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and accuracy of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I.
DEFINITIONS AND INTERPRETATION PROVISIONS
          As used in this Agreement, the following terms shall have the meanings provided below in this ARTICLE I:
     1.1 Affiliate. The term “Affiliate” means, when used with reference to a specified Person, (a) any Person who directly or indirectly controls, is controlled by or is under common control with the specified Person, (b) any Person who is an officer, partner or trustee of, or serves in a similar capacity with respect to, the specified Person, or for which the specified Person is an officer, partner or trustee or serves in a similar capacity, (c) any Person who, directly or indirectly, is the beneficial owner of ten percent (10%) or more of any class of equity securities of the specified Person, or of which the specified Person, directly or indirectly, is the owner of ten percent (10%) or more of any class of equity securities or (d) any member of the specified Person’s immediate family.
     1.2 April Working Capital. The term “April Working Capital” means the sum of Three Hundred Sixteen Thousand One Hundred Eighty Dollars ($316,180).
     1.3 Buyer Parties. The term “Buyer Parties” means the Buyer and each of its Affiliates, successors and assigns and persons acting as officers, directors, partners, managers, shareholders, members, employees and agents thereof.
     1.4 Change of Control. The term “Change of Control” means: (a) a transaction pursuant to which Buyer or one of its affiliates ceases to own or license the Tritton Products at such time; or (b) a merger, consolidation, stock purchase or similar business combination transaction as a result of which the shares of capital stock of Buyer or Parent entitled to vote generally in the election of directors immediately prior to such transaction represent less than 50% of the total voting power of all shares of capital stock that are entitled to vote generally in the election of directors of the entity surviving or resulting from such transaction.
      1.5 Code. The term “Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.
     1.6 Current Assets. The term “Current Assets” means the consolidated assets of Tritton that are reasonably expected to be realized in cash, or sold, or consumed within one year, as determined in accordance with GAAP.
     1.7 Current Liabilities. The term “Current Liabilities” means the consolidated liabilities of Tritton that are to be repaid within one year, as determined in accordance with GAAP, including without limitation any legal or advisor fees or other expenses incurred by Tritton in connection with the transactions contemplated by this Agreement.
     1.8 Damages. The term “Damages” means damages, Liabilities, losses (including, without limitation, diminution in value), obligations, deficiencies, claims, demands, Taxes, fines, penalties, costs and expenses of any kind or nature whatsoever (whether or not arising out of third-party claims), including, without limitation, interest, costs of mitigation, lost profits, losses resulting from any shutdown or curtailment of operations, attorneys’ fees and all amounts paid in investigation, defense or settlement of any of the foregoing.
     1.9 Employee Plans. The term “Employee Plans” means (a) any employee benefit plan within the meaning of ERISA Section 3(3), including, but not limited to, any multiple employer welfare arrangement (within the meaning of ERISA Section 3(4)), to which more than one unaffiliated employer contributes and any employee benefit plan (such as a foreign or excess benefit plan) which is not subject to ERISA maintained by Tritton or any of its ERISA Affiliates; and (b) any employment, consulting, severance or other similar contract, arrangement or policy, any stock option plan, bonus or incentive award plan, deferred compensation agreement, supplemental income arrangement, vacation plan, any employee benefit arrangement described in Code Section 501(c)(9), and any other employee benefit plan, agreement, and arrangement not described in (a) above maintained by Tritton or any of its ERISA Affiliates. In the case of an Employee Plan funded through a trust described in Code Section 501(a), each reference to such Employee Plan shall include a reference to such trust. An entity “maintains” an Employee Plan if such entity sponsors, contributes to, or provides (or has promised to provide) benefits under such Employee Plan, or has any obligation (by agreement or under applicable law) to contribute to or provide benefits under such Employee Plan, or if such Employee Plan provides benefits to or otherwise covers employees, former employees, directors or independent contractors of such entity, or their spouses, dependents, or beneficiaries.
     1.10 Encumbrances. The term “Encumbrances” means any claim, lien, pledge, option, charge, easement, security interest, mortgage, right-of-way, encumbrance, right of first refusal or first offer, restriction or other similar right or interest of any nature of any third party.
     1.11 ERISA. The term “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     1.12 ERISA Affiliate. The term “ERISA Affiliate” means any entity which is (or at any relevant time was) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliated service group” with, Tritton, as defined in Section 414(b), (c), (m) or (o) of the Code, or under “common control” with Tritton within the meaning of Section 4001(b)(1) of ERISA.

     1.13 GAAP. The term “GAAP” means U.S. Generally Accepted Accounting Principles, consistently applied.
     1.14 Intellectual Property. The term “Intellectual Property” means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, dismissals, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including without limitation all ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all software (including all source code, data and related documentation) to the extent developed by or exclusively for the businesses of Tritton, (g) all Internet domain names, URLs and any content therein, past or present, (h) all proprietary rights to all content of all past and present publications of the Sellers or Tritton, whether in print or electronic form, (i) all other proprietary rights and (j) all copies and tangible embodiments thereof (in whatever form or medium).
     1.15 Knowledge. The term “Knowledge” means, with respect to the Sellers, the actual knowledge of the Christopher Von Huben and any officer, director, employee or Affiliate of Tritton and the knowledge which such parties would have with reasonable due diligence.
     1.16 Liability. The term “Liability” means any liability, obligation, or commitment of any nature (absolute, accrued, contingent or otherwise) matured or unmatured.
     1.17 Material Adverse Effect. The term “Material Adverse Effect” means changes, developments or occurrences which, individually or in the aggregate, have materially adversely affected or could reasonably be expected to have a material adverse effect on the business, prospects, position (financial or otherwise) or results of operations of the entity concerned, taken as a whole with such entity’s consolidated subsidiaries.
     1.18 Net Sales. The term “Net Sales” means gross sales minus [***] consistent with Buyer’s current revenue recognition policy.
     1.19 Permit. The term “Permit” means any approval, consent, waiver, exemption, variance, franchise, certificate, order, permit, authorization or license of or from any federal, state, local or foreign government, governmental agency, board, tribunal, commission, court or other agency or body with regulatory or governmental authority, including, without limitation, any federal, state, local or foreign zoning, health, environmental protection, pollution, sanitation, safety, siting or building permit or license or authorization.
[***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

     1.20 Person. The term “Person” means any individual, corporation, firm, limited liability company, partnership, association, trust, estate or other entity or organization.
     1.21 Proceeding. The term “Proceeding” means any claim, action, suit, inquiry, hearing, judicial or administrative proceeding, grievance, charge, complaint, demand, arbitration, review or investigation.
      1.22 Related Party. The term “Related Party” means any of the Sellers, any officer or director of Tritton, any Affiliate of any of the Sellers, Tritton or any of their respective officers or directors, or any business or entity in which any of the Sellers, Tritton, any of the officers or directors of Tritton or any Affiliate of any such Person has any direct or material indirect interest.
     1.23 Seller Disclosure Schedule. The term “Seller Disclosure Schedule” means a schedule delivered by the Sellers to Buyer on the date hereof, which sets forth exceptions to the representations and warranties contained in ARTICLE IV hereof and certain information called for by this Agreement.
     1.24 Seller Parties. The term “Seller Parties” means the Sellers and each of their Affiliates, successors and assigns and persons acting as officers, directors, partners, managers, shareholders, members, employees and agents thereof.
     1.25 Sellers’ Representative. The term “Sellers’ Representative” means Christopher Von Huben.
     1.26 Taxes. The term “Taxes” (including, with correlative meaning, the term “Tax”) means all taxes, charges, fees, levies, imposts, customs, duties, tariffs, export or import fees, or other assessments, however denominated, including, without limitation, all net income, gross income, gross receipts, sales, use, service, service use, ad valorem, transfer, franchise, profits, net worth, license, lease, withholding, social security, payroll, employment, excise, estimated, severance, stamp, recording, occupation, business, real and personal property, gift, windfall profits or other taxes, customs, duties, fees, assessments or charges of any kind whatsoever, whether computed on a separate, consolidated, unitary, combined or other basis, together with any interest, fines, penalties, additions to tax or other additional amounts imposed thereon or with respect thereto imposed by the Internal Revenue Service or any other federal, state or local taxing authority (whether domestic or foreign) including, without limitation, any state, county, local or foreign government or any subdivision or taxing agency thereof, including a United States possession.
     1.27 Tax Returns. The term “Tax Returns” means all reports, estimates, declarations of estimated tax, schedules, information statements and returns relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.
     1.28 Transaction Bonus Payments. The term “Transaction Bonus Payments” means the payments to be made by Buyer out of the Purchase Price pursuant to Section 2.3 to the individuals and in the amounts set forth on Schedule 1.28.
     1.29 Tritton Disclosure Schedule. The term “Tritton Disclosure Schedule” means a schedule delivered by Tritton to Buyer on the date hereof, which sets forth exceptions to the representations and warranties contained in ARTICLE V hereof and certain information called for by this Agreement.
     1.30 Tritton Products. The term “Tritton Products” means (a) the products offered for sale by Tritton immediately prior to Closing as set forth on Exhibit A attached hereto, improvements and enhancements of such products, (b) all new audio products created following the Closing and (c) all non-audio products created following the Closing that the Sellers’ Representative and Buyer mutually agree in writing to include within the definition of Tritton Products, but excluding, in each case, any products currently sold, in design or development by Buyer or its Affiliates and enhancements, derivatives or improvements of such products currently sold, in design or development by Buyer or its Affiliates. For the avoidance of doubt, any Tritton Product that is rebranded as a product of Buyer or its Affiliates shall be included in the definition of Tritton Products following such rebranding.
     1.31 Working Capital. The term “Working Capital” means Current Assets less Current Liabilities.
     1.32 Working Capital Holdback Amount. The term “Working Capital Holdback Amount” means the sum of One Hundred Thousand Dollars ($100,000).
     1.33 Other Defined Terms. The following terms shall have the meanings given them in the Sections of this Agreement set forth below:

Term	Section
Agreement	Preamble
Arbitrator	2.6	(c)
Balance Sheet Date	5.8	(a)
Buyer	Preamble
Closing	3.1
Closing Cash	2.2
Closing Date	3.1
Closing Working Capital	2.2
Dispute Notice	2.6	(a)
Earn-Out Consideration	2.2
Earn-Out Period	2.2
Earn-Out Schedule	2.5
Environmental Claims	8.2	(c)
Financial Statements	5.8	(a)
Fraud Claims	8.2	(a)
Fundamental Claims	8.2	(e)
General Claims	8.2	(f)
Leases	5.13
Manufacturing Ownership Claims	8.2	(d)
Material Contracts	5.14
Net Sales Auditor	2.5	(c)
Objection Notice	2.5	(c)
Pre-Closing Partial Period	7.7	(c)
Purchase Price	2.2
Restricted Period	7.6
Sellers	Preamble
Tax Claims	8.2	(b)
Tritton	Preamble
Tritton Intellectual Property	5.28	(a)
Tritton Shares	Recitals
Von Huben Employment Agreement	3.2	(c)
Working Capital Adjustment Amount	2.2
     1.34 Interpretation Provisions. Any reference to “party” or “parties” shall be a reference to Buyer and the Sellers, individually or collectively, as the case may be. The words “hereof,” “herein” and

“hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, schedule and exhibit references are to this Agreement unless otherwise specified. The meaning of defined terms shall be equally applicable to the singular and plural forms of the defined terms. The term “or” is disjunctive but not necessarily exclusive. The terms “include” and “including,” however used, are not limiting and mean “including without limitation.” References to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto. References to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation. The captions and headings of this Agreement are for convenience of reference only and shall not affect the construction of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall under any circumstances be applied against any party. Representations, warranties, covenants, indemnities or obligations given or entered into by more than one party hereunder shall bind each of the parties thereto jointly and severally.
ARTICLE II.
PURCHASE AND SALE OF TRITTON SHARES
     2.1 Sale of Tritton Shares. On and subject to the terms of this Agreement, Buyer agrees to purchase from each of the Sellers, and each of the Sellers agrees to sell, convey, transfer, assign and deliver to Buyer, all of the Tritton Shares owned by such Seller for the consideration specified in Section 2.2.
     2.2 Consideration for Tritton Shares. As full and complete consideration for the sale, transfer, assignment, conveyance and delivery of the Tritton Shares by the Sellers to Buyer, and for all representations, warranties, covenants and obligations of the Sellers and Tritton in this Agreement, Buyer agrees to pay to the Sellers, collectively, (a) cash in an amount equal to One Million Four Hundred Fifty Thousand Dollars ($1,450,000) (the “Closing Cash”), and (b) cash in an amount determined in accordance with Section 2.4 (the “Earn-Out Consideration”). The Closing Cash and the Earn-Out Consideration are, collectively, the “Purchase Price.” The Purchase Price is premised upon the Working Capital of Tritton as of Closing (the “Closing Working Capital”) being equal to the April Working Capital, and the Purchase Price shall be adjusted up or down, as the case may be, by the amount, if any, by which the Closing Working Capital is greater than or less than the April Working Capital (the “Working Capital Adjustment Amount”). The Purchase Price shall be paid as provided in the remainder of this Article II.
     2.3 Payment of the Closing Cash. Subject to the satisfaction of all of the conditions set forth in this Agreement, at the Closing, Buyer shall deliver to the Sellers the Closing Cash less the Working Capital Holdback Amount and the aggregate amount of the Transaction Bonus Payments by wire transfer of immediately available funds to the account or accounts designated in writing by the Sellers at least two (2) business days prior to Closing. Concurrently with the payment of the Closing Cash, Buyer shall pay the Transaction Bonus Payments to the individuals and in the amounts set forth on Schedule 1.28.
     2.4 Earn-Out Consideration. For each of the 2011, 2012, 2013, 2014, and 2015 fiscal years of Buyer (ending March 31) (each, an “Earn-Out Period”), the Sellers shall be entitled to receive, collectively, from Buyer additional consideration equal to the percentage of the Net Sales of the Tritton Products set forth in the schedule below, up to the Maximum Earn-Out Consideration applicable to such fiscal year set forth therein:

Fiscal Year	Applicable Percentage	Maximum Earn-Out Consideration
2011	[***]%	$1,600,000
2012	[***]%	$1,600,000
2013	[***]%	$1,650,000
2014	[***]%	$1,900,000
2015	[***]%	$1,900,000
     2.5 Payment of Earn-Out Consideration. Within forty-five (45) days after the end of each Earn-Out Period, Buyer shall (a) prepare and deliver to the Sellers a schedule (each, an “Earn-Out Schedule”) setting forth (i) the Net Sales of the Tritton Products for such Earn-Out Period, and (ii) the calculation of the Earn-Out Consideration payable in connection with such Earn-Out Period, and (b) pay to the Sellers the applicable Earn-Out Consideration by wire transfer of immediately available funds to the account or accounts designated pursuant to Section 2.3 above.
          (a) Buyer shall use commercially reasonable efforts to use sales and marketing efforts with respect to the Tritton brand and the Tritton Products that are consistent with its sales and marketing efforts with respect to its other similarly situated product brands. Buyer agrees that Buyer will not take any action with a primary intention of materially decreasing the likelihood that Buyer will have to make the Earn-Out Consideration payments.
          (b) Net Sales information will be available to the Seller’s Representatives from time to time through access to Buyer’s sales information systems. If the Sellers’ Representative is unable to obtain Net Sales information through access to Buyer’s sales information systems as a result of the termination of the Sellers’ Representative’s employment with Buyer at any time, then Buyer shall deliver to the Sellers’ Representative a report of the Net Sales of the Tritton Products on a fiscal quarterly and cumulative fiscal year basis beginning with the first fiscal quarter end following the termination of the Sellers’ Representative’s employment. Such report shall be delivered to the Sellers’ Representative within forty-five (45) days after the end of the applicable quarterly period. The Sellers’ Representative may provide such Net Sales information to any Seller at such Seller’s request up to one time per quarter if such Seller executes a non-disclosure and non-use agreement and acknowledgement of such Seller’s obligations under applicable securities laws with respect thereto, each in a form reasonably acceptable to Buyer.
          (c) Within ten (10) business days after receipt of the Earn-Out Schedule for each Earn-Out Period in which the Sellers’ Representative is unable to obtain Net Sales information through access to Buyer’s sales information systems as a result of the termination of the Sellers’ Representative’s employment with Buyer, the Sellers’ Representative shall give Buyer written notice of any objection to the calculation of Net Sales set forth in such Earn-Out Schedule, which notice shall specify the factual basis of such objection (the “Objection Notice”). If the Sellers’ Representative provides Buyer with an Objection Notice during such ten (10) business day period and Buyer and the Sellers’ Representative are unable to reconcile the objections set forth in such Objection Notice within twenty (20) business days after delivery thereof to Buyer, then the parties shall mutually select an independent accounting firm from
[***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

among one of the four largest accounting firms in the United States or another nationally recognized accounting firm (the “Net Sales Auditor”) to perform an audit of the Net Sales during the applicable Earn-Out Period. If the parties are unable to mutually select the Net Sales Auditor, then each of the Sellers’ Representative and Buyer shall select an independent auditor and the two independent auditors shall mutually select the Net Sales Auditor. The Sellers’ Representative and Net Sales Auditor shall execute and deliver a confidentiality agreement in form and substance reasonably acceptable to Buyer in advance of any such audit. Buyer shall permit the Net Sales Auditor to enter Buyer’s premises upon reasonable advance notice and during Buyer’s normal business hours and in a manner that does not interfere with Buyer’s operation of its business in order to examine records pertaining to the calculation of Net Sales during the applicable Earn-Out Period, and the Net Sales Auditor’s determination of the calculation of Net Sales during the applicable Earn-Out Period shall be binding on the parties. Except as set forth in the following sentence, each party shall bear its own expenses incurred in connection with the resolution of any such dispute. The Sellers shall bear the fees and expenses of the Net Sales Auditor unless the Net Sales Auditor’s determination of the Net Sales during the applicable Earn-Out Period is greater than 110% of Buyer’s calculation of the Net Sales during the applicable Earn-Out Period, in which case Buyer shall bear the fees and expenses of the Net Sales Auditor.
          (d) In the event of a Change of Control, Buyer agrees to use its best efforts to cause the surviving or acquiring corporation in such Change of Control to assume Buyer’s remaining obligation to pay the Earn-Out Consideration.
     2.6 Working Capital Adjustment.(a) The parties have agreed to the April Working Capital and the basis for calculation thereof. Within sixty (60) days after the Closing, Buyer shall, in good faith and in a manner consistent with the calculation of the April Working Capital, prepare and deliver to the Sellers’ Representative a statement setting forth (a) the Closing Working Capital, and (b) the Working Capital Adjustment Amount, if any, and the basis for calculation thereof. If the Sellers’ Representative disagrees with Buyer’s computation of the Working Capital Adjustment Amount or any portion thereof, the Sellers’ Representative shall give Buyer a written notice (a “Dispute Notice”) explaining in reasonable detail the basis of such disagreement within ten (10) days after the Sellers’ Representative receipt of Buyer’s calculation of the Working Capital Adjustment Amount and such disagreement shall be resolved in accordance with Section 2.6(c) below. If the Sellers’ Representative agrees in writing with the Working Capital Adjustment Amount or if the Sellers’ Representative does not timely give Buyer a Dispute Notice, the Working Capital Adjustment Amount shall be final, binding and conclusive on the parties.
          (b) If the Closing Working Capital exceeds the April Working Capital, then Buyer shall pay to the Sellers the Working Capital Holdback Amount and the Working Capital Adjustment Amount. If the April Working Capital exceeds the Closing Working Capital by an amount equal to or less than the Working Capital Holdback Amount, then Buyer shall retain the portion of the Working Capital Holdback Amount equal to the Working Capital Adjustment Amount and shall pay to the Sellers that portion of the Working Capital Holdback Amount in excess of the Working Capital Adjustment Amount. If the April Working Capital exceeds the Closing Working Capital by an amount in excess of the Working Capital Holdback Amount, then Buyer shall retain the entire Working Capital Holdback Amount and the additional amount by which the April Working Capital exceeds the Closing Working Capital shall be deducted from the Earn-Out Consideration for the Fiscal Year 2011 Earn-Out Period, and subsequent Earn-Out Periods if necessary. Any payments required to be paid by Buyer under this Section 2.6 shall be paid to the Sellers by wire transfer of immediately available funds.
          (c) Buyer and the Sellers’ Representative shall use their commercially reasonable efforts for a period of ten (10) business days following a Dispute Notice to resolve any disagreement relating to the Working Capital Adjustment Amount. If Buyer and the Sellers’ Representative have been unable to resolve the disagreement by the end of such period, a mutually agreed upon independent public accounting firm (the “Arbitrator”) shall be retained to make a determination on the matter in dispute. If Buyer and the Sellers’ Representative cannot mutually agree upon an Arbitrator, Buyer and the Sellers’ Representative, collectively, shall each name an Arbitrator. If the two Arbitrators cannot agree on a value, they shall appoint a third, and the decision of a majority of the three Arbitrators shall be binding on all parties. The determination of the Arbitrator(s) with respect to the Working Capital Adjustment Amount shall be final, binding and conclusive on the parties and the appropriate payment shall be made by the parties in accordance with Section 2.6(a) based upon the final determination of the Arbitrator(s). The fees and expenses of the Arbitrator(s) shall be borne equally by Buyer and the Sellers.
     2.7 Tax Treatment. Any Earn-Out Consideration payments made pursuant to Section 2.5 and any indemnity payments made pursuant to ARTICLE VIII shall be deemed to be, and each of the Sellers and Buyer shall treat such payments as, an adjustment to the Purchase Price for federal, state, local and foreign income Tax purposes. The Earn-Out Consideration payments shall be treated as installment obligations for purposes of Section 453 of the Code. The Parties shall treat an applicable portion of the Earn-Out Consideration payments to the Sellers or any other recipient of consideration under this Agreement as imputed interest to the extent required pursuant to Sections 453, 483 or 1274 of the Code. The parties hereto acknowledge that the transaction contemplated by this Agreement shall constitute a taxable transaction for income tax purposes. The parties to this transaction acknowledge that they are relying solely upon their own tax advisors with regard to the tax consequences of the transaction contemplated by this Agreement.
ARTICLE III.
CLOSING
     3.1 Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place on the date hereof at the offices of Buyer, 7480 Mission Valley Road, Suite 101, San Diego, California 92108 unless another date or location is mutually agreed to in writing by Tritton, the Sellers and Buyer (the “Closing Date”).
     3.2 Sellers’ Deliveries at Closing. At the Closing, upon the terms and subject to the conditions set forth herein, the Sellers, and solely with respect to Section 3.2(c), which shall only apply to Christopher Von Huben, shall deliver to Buyer:
          (a) Certificates representing all of the outstanding Tritton Shares;
          (b) An Assignment Separate from Certificate duly executed by each of the Sellers in the form attached hereto as Exhibit B;
          (c) Christopher Von Huben shall have executed and delivered to Buyer an employment agreement in substantially the form attached hereto as Exhibit C (the “Von Huben Employment Agreement”);
          (d) Evidence of the requisite approval by the Board of Directors of the Tritton to the Tritton’s execution and delivery of, and performance of its obligations under, this Agreement;
          (e) A written resignation from each of the officers and directors of Tritton, effective as of the Closing;
          (f) One or more Assignments of Intellectual Property, in the form reasonably acceptable to Buyer and in recordable form to the extent necessary to assign Tritton’s Intellectual Property rights to Buyer;

          (g) Tritton’s minute books, stock transfer records, corporate seal and other materials related to Tritton’s corporate administration;
          (h) a copy of the Certificate of Incorporation of Tritton, certified by the Secretary of State of the State of Delaware, and Certificates of Good Standing from the Secretaries of State of the States of Delaware and any other states listed in Section 5.1 of the Tritton Disclosure Schedule evidencing the good standing of Tritton in each such jurisdiction;
          (i) a copy of each of (A) the text of the resolutions adopted by the Board of Directors of Tritton authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and (B) the Bylaws of Tritton, along with certificates executed on behalf of Tritton by its corporate secretary certifying to Buyer that such copies are true and complete copies of such resolutions and Bylaws, respectively, and that such resolutions and Bylaws were duly adopted and have not been amended or rescinded;
          (j) incumbency certificates executed on behalf of Tritton by its corporate secretary certifying the signature and office of each officer executing this Agreement and such other agreements contemplated by this Agreement as Buyer may request; and
          (k) All consents, approvals and waivers from third parties, including federal, state, local, foreign and other governmental authorities, necessary to consummate the transactions contemplated hereby shall have been obtained, except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have, individually or in the aggregate, a Material Adverse Effect on the business of the Tritton following the Closing.
     3.3 Buyer Deliveries at Closing. At the Closing, upon the terms and subject to the conditions set forth herein, Buyer shall deliver to the Sellers:
          (a) The Closing Cash payable by wire transfer of immediately available funds to the accounts designated by the Sellers; and
          (b) A duly and validly executed original of the Von Huben Employment Agreement.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES REGARDING THE SELLERS
     Each of the Sellers hereby makes the representations and warranties set forth below to Buyer as of the date hereof, subject only to such exceptions as are specifically disclosed in writing in the applicable section of the Seller Disclosure Schedule, which is attached hereto and incorporated herein by this reference.
     4.1 Organization of Certain Sellers. Such Seller, if it is an entity other an individual, is duly organized and validly existing under the laws of the jurisdiction of its formation.
     4.2 Authorization of Transaction. Such Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of such Seller, enforceable against such Seller in accordance with its terms and conditions. Such Seller is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

     4.3 Non-Contravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which such Seller is subject or, if such Seller is an entity other than an individual, any provision of its organizational documents or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Seller is a party or by which he or it is bound or to which any of his or its assets is subject.
     4.4 No Brokers. Such Seller has not entered into nor will it enter into any contract, agreement, arrangement or understanding with any Person which will result in an obligation of the Sellers, Tritton or Buyer to pay any finder’s fee, brokerage commission or similar payment in connection with the transactions contemplated hereby.
     4.5 Legal and Tax Advice. Such Seller has discussed this Agreement with counsel of its choosing, and has had the legal consequences of this Agreement and the transactions contemplated hereby explained by such counsel. Such Seller is not relying upon Buyer or any of its stockholders, members, directors, officers, attorneys, accountants, agents or representatives for purposes of interpreting the provisions of this Agreement or assessing the consequences hereof.
     4.6 Tritton Shares. Such Seller holds of record and owns beneficially the number of Tritton Shares set forth next to its name in Section 4.6 of the Seller Disclosure Schedule, free and clear of any restrictions on transfer (other than any restrictions under state and federal securities laws), Taxes, Encumbrances, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. Such Seller is not a party to any option, warrant, purchase right, or other contract or commitment or subject to any legal requirement that could require such Seller to sell, transfer, or otherwise dispose of any capital stock of Tritton (other than this Agreement) or to sell any assets of Tritton or to effect any merger, consolidation or other reorganization of Tritton or to enter into any agreement related thereto. Such Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of Tritton. All of the outstanding Tritton Shares held by such Seller were duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable preemptive rights and securities laws.
ARTICLE V.
REPRESENTATIONS AND WARRANTIES REGARDING TRITTON
     The Sellers and Tritton hereby make the representations and warranties set forth below to Buyer as of the date hereof, subject only to such exceptions as are specifically disclosed in writing in the applicable section of Tritton Disclosure Schedule, which is attached hereto and incorporated herein by this reference.
     5.1 Due Organization. Tritton is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and as proposed to be conducted. Tritton is duly qualified to do business as a foreign corporation or other entity and is in good standing in each jurisdiction in which such qualification is necessary under the applicable law as a result of the conduct of its business or the ownership of its properties. Each jurisdiction in which Tritton is qualified to do business as a foreign corporation or other entity is listed in Section 5.1 of the Tritton Disclosure Schedule.

     5.2 Books and Records. True, complete and correct copies of Tritton’s Certificate of Incorporation and Bylaws have been furnished to Buyer. Such Certificate of Incorporation and Bylaws reflect all amendments made thereto at any time prior to the date of this Agreement. Tritton is not in default under or in violation of any provision of its Certificate of Incorporation or its Bylaws. True, complete and correct copies of the stock certificate books and the stock record books of Tritton have been furnished to Buyer.
     5.3 Capitalization of Tritton. The authorized capital stock of Tritton consists of Two Thousand (2,000) Tritton Shares, of which One Thousand Nine Hundred (1,900) Tritton Shares are duly issued and outstanding, fully paid and non-assessable. The Sellers are the only holders of any Tritton Shares. All of the outstanding Tritton Shares and other securities of Tritton are duly authorized, validly issued, fully paid and nonassessable and free of all Encumbrances, and were issued in compliance with applicable preemptive rights and securities laws. Tritton has not issued any securities, including, but not limited to, options, warrants or other securities convertible into or exercisable for shares of capital stock of Tritton or other securities of Tritton, nor has it repurchased, redeemed or otherwise acquired any of its outstanding shares of capital stock. Tritton is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital stock.
     5.4 Subsidiaries. Tritton has not at any time prior to the date hereof and currently does not own any stock, partnership interest, membership interest, joint venture interest or any other security or ownership interest issued by any other corporation, or by any partnership, limited liability company, organization or other entity.
     5.5 Authorization. Tritton has all necessary corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by Tritton and the consummation by Tritton of the transactions contemplated hereby have been duly approved by the Board of Directors of Tritton. No other corporate proceedings on the part of Tritton are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Tritton and is a legal, valid and binding obligation of Tritton, enforceable against Tritton in accordance with its terms, subject to general principles of equity and laws of general application relating to bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally, regardless of whether considered in a proceeding in equity or at law.
     5.6 Non-Contravention. The execution, delivery and performance of this Agreement by Tritton and the consummation by Tritton of the transactions contemplated hereby do not and will not, with or without the giving of notice or the lapse of time, or both, violate, conflict with, result in the breach of or a default under, or accelerate the performance required by or result in, individually or in the aggregate, any Material Adverse Effect under any of the terms, conditions or provisions of, the Certificate of Incorporation, Bylaws or other organizational documents of Tritton or any covenant, agreement, commitment or understanding (including any license or sub-license agreement, covenant not to compete, employment agreement or consulting agreement) to which Tritton is a party or by which any of their assets are bound, or any Permit, authorization, order, ruling, decree, judgment, injunction or arbitration award, or any law, rule, statute, regulation or stipulation, to which Tritton or any of their assets is subject, or result in the creation of any Encumbrance upon any of the properties or assets of Tritton.
     5.7 Consents and Approvals. No consent, approval or authorization of, or declaration, filing or registration with, any federal, state, local, foreign or other governmental or regulatory authority, or any other Person, is required to be made or obtained by Tritton in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

     5.8 Financial Statements.
          (a) The unaudited financial statements of Tritton as of and for the years ended December 31, 2008 and 2009 and for the four (4) months ended April 30, 2010 (the “Balance Sheet Date”) are set forth in Exhibit D hereto (collectively, the “Financial Statements”). The Financial Statements (i) are complete, correct and accurate and are consistent with the books and records of Tritton, and (ii) fairly present the consolidated financial condition and results of operations of Tritton as of the dates and for the periods then ended and include no change in the application of accounting principles.
          (b) All projected operating results and other financial information relating to Tritton that have previously been supplied by Tritton to Buyer have been prepared in good faith on the basis of assumptions by Tritton which Tritton believes to be reasonable.
     5.9 No Undisclosed Liabilities. As of the Balance Sheet Date, Tritton had no Liabilities other than those which are adequately reflected or reserved against in the Financial Statements. Tritton has not taken any action which has resulted in a waiver or extension of the statute of limitations applicable to any of its Liabilities. Tritton has not, since the Balance Sheet Date, other than as set forth on Section 5.9 of the Tritton Disclosure Schedule, incurred any Liabilities except in the ordinary course of business, none of which will have, individually or in the aggregate, a Material Adverse Effect on Tritton.
     5.10 No Changes. Since the Balance Sheet Date, Tritton has conducted its business only in the ordinary course. Without limiting the generality of the foregoing sentence, except as set forth in Section 5.10 of the Tritton Disclosure Schedule, since the Balance Sheet Date there has not been:
          (a) any change in the financial condition, assets, liabilities, net worth or business of Tritton;
          (b) any damage, destruction or loss, whether or not covered by insurance, adversely affecting the properties in the aggregate or business of Tritton, or any deterioration in the operating condition of Tritton’s assets;
          (c) any Encumbrance on any of Tritton’s assets, tangible or intangible;
          (d) any strike, walkout, labor trouble or any other new or continued event, development or condition of similar character at Tritton;
          (e) any declaration, setting aside or payment of a dividend or other distribution in respect of any of the stock of Tritton, or any direct or indirect redemption, purchase or other acquisition of any stock of Tritton or any rights to purchase such stock or securities convertible into or exchangeable for such stock;
          (f) any increase in the salaries or other compensation payable or to become payable to, or any advance (excluding advances for ordinary business expenses) or loan to, any officer, director, employee, agent or stockholder of Tritton, or any increase in, or any addition to, other benefits (including without limitation any bonus, profit sharing, pension or other plan) to which any of Tritton’s officers, directors, employees, agents or stockholders may be entitled, or any payments to any pension, retirement, profit sharing, bonus or similar plan except payments in the ordinary course of business and consistent with past practice made pursuant to the employee benefit plans described in Section 5.18 of the Tritton Disclosure Schedule, or any other payment of any kind to or on behalf of any such officer, director, employee, agent or stockholder other than payment of base compensation and reimbursement or advance for reasonable business expenses in the ordinary course of business;

          (g) any making or authorization of any capital expenditures in excess of $10,000 per month;
          (h) any cancellation or waiver of any right material to the operation of Tritton’s business;
          (i) any acceleration, termination, modification, cancellation or waiver of any agreement, contract, lease, license, instrument, indebtedness, claim or other arrangement;
          (j) any delay or postponement of the payment of accounts payable or other Liability, obligation or expense, nor has it accelerated or advanced the collection of receivables or the selling of accounts;
          (k) any sale, lease, transfer, assignment or other disposition of any assets (tangible or intangible) of Tritton;
          (l) any payment, discharge or satisfaction of any Liability by Tritton, other than the payment, discharge or satisfaction, in the ordinary course of business, of Liabilities shown or reflected on the Financial Statements;
          (m) any material adverse change or any threat of any material adverse change in Tritton’s relations with, or any loss or threat of loss of, any of Tritton’s customers, clients or suppliers, licensees and licensors;
          (n) any grant of any license or sublicense of any rights under or with respect to any of the Tritton Intellectual Property;
          (o) any write-offs as uncollectable of any notes or accounts receivable of Tritton or write-downs of the value of any assets by Tritton;
          (p) any change by Tritton in any method of accounting or keeping its books of account, accounting practices, investment practices, or claims, payment and processing practices or policies;
          (q) any creation, incurrence, assumption or guarantee by Tritton of any Liabilities, except in the ordinary course of business, or any creation, incurrence, assumption or guarantee by Tritton of any indebtedness for money borrowed (other than renewals on comparable terms of Liabilities reflected on the Financial Statements);
          (r) any payment, loan or advance of any amount to or in respect of, or any sale, transfer or lease of any properties or assets (whether real, personal or mixed, tangible or intangible) to, or entering into of any agreement, arrangement or transaction with, any Related Party except for compensation to the officers and employees of Tritton at rates not exceeding the rates of compensation disclosed to Buyer or as permitted in clause (f) of this Section 5.10;
          (s) any disposition of or failure to keep in effect any rights in, to or for the use of any patent, trademark, service mark, trade name or copyright, or any disclosure to any Person not an employee or Related Party (other than disclosures to Tritton, Buyer or those made in the ordinary course of business pursuant to an effective confidentiality agreement) or other disposal of any trade secret, process or know-how used by Tritton in its business;

          (t) any transaction, agreement or event outside the ordinary course of Tritton’s business;
          (u) any amendment to the Certificate of Incorporation, Bylaws or other organizational documents of Tritton;
          (v) any event, incident, action, failure to act or transaction that has resulted in, individually or in the aggregate, a Material Adverse Effect of Tritton; or
          (w) any failure to maintain in full force and effect substantially the same level and types of insurance coverage as in effect on the Balance Sheet Date.
     5.11 Notes and Accounts Receivable. All of the accounts and notes receivable of Tritton fairly state amounts receivable for services actually provided or merchandise actually delivered (or, in the case of non-trade accounts or notes, represent amounts receivable in respect of other bona fide business transactions) and have arisen in the ordinary course of business. All such receivables are fully collectible in the normal and ordinary course of business.
     5.12 Title to and Condition of Assets.
          (a) Tritton does not own any real property. All tangible properties and assets owned or leased by Tritton are, except for changes in the ordinary course of business after the Balance Sheet Date, reflected in the Financial Statements. Tritton owns good and marketable fee, or valid leasehold, title to the real and personal property owned or leased by it, free and clear of all Encumbrances, except (i) as reflected in the Financial Statements, (ii) for Encumbrances created by the lessors thereof and (iii) for Encumbrances related to Taxes not yet due and payable by Tritton (none of which Encumbrances impairs the current use or diminishes the value of any material item of property to any material extent).
          (b) All of the equipment and tangible personal property owned or leased by Tritton is in good operating condition and repair and none of such assets is in need of maintenance or repairs except for ordinary, routine maintenance.
     5.13 Leases, Premises. Section 5.13 of the Tritton Disclosure Schedule lists all real property leases, subleases, amendments, options and other leasehold interests to which Tritton is a party (the “Leases”). All of the Leases are valid and binding, in full force and effect and enforceable against Tritton and the other parties thereto in accordance with their terms, subject to general principles of equity and laws of general application relating to bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally, regardless of whether considered in a Proceeding in equity or at law. No party is in default under any Lease, and no event exists which with notice or lapse of time or both would constitute a default or an event of default thereunder. Such leased properties are not subject to any Encumbrances, encroachments, zoning ordinances, administrative regulations or building or use restrictions which interfere with or impair the present and continued use thereof in the usual and normal conduct of the business of Tritton.
     5.14 Contracts and Commitments. Except as set forth in Section 5.14 of the Tritton Disclosure Schedule, Tritton is not party to any written or oral:
          (a) contract, agreement, commitment or personal property lease which requires Tritton to make payments thereunder in excess of $2,000;
          (b) note, loan or evidence of indebtedness on the part of Tritton of more than $2,000;

          (c) contracts, agreements or commitments not otherwise described in (a) or (b) above which are not in the ordinary course of Tritton’s business or which materially affect Tritton’s business;
          (d) guarantee of any Liability or obligation;
          (e) assignment, license, indemnification or agreement with respect to any form of Tritton Intellectual Property;
          (f) contracts, agreements or commitments containing covenants limiting the freedom of Tritton to engage in any line of business or compete with any other Person;
          (g) contracts for the employment of any officer, individual, employee or other person or entity on a full-time, part-time, consulting or other basis, or other agreement providing severance benefits or relating to loans to officers, directors, employees or Affiliates;
          (h) partnership or joint venture agreements;
          (i) contracts, agreements or commitments which have an unexpired term in excess of twelve (12) months from the date hereof, other than those which can be terminated on not more than thirty (30) days notice without Liability to Tritton or Buyer;
          (j) contract or agreement which is incapable of being fulfilled or performed on time without undue or unusual expenditure of time, money or effort;
          (k) contract or agreement which provides for any payment or receipt of funds not accurately reflecting the value on an arm’s length basis of the services or goods in consideration of which that payment or receipt of funds has been made or is to be made; or
          (l) contract or agreement which involves or is likely to involve obligations, restrictions or liabilities whose nature or magnitude ought reasonably to be known by an intending Buyer of Tritton and its business.
     Neither Tritton nor any other party thereto is in default (nor does any circumstance exist which, with notice or the lapse of time or both, would result in such a default) under any agreement, contract, lease or commitment described in this Section 5.14 to which it is a party (the “Material Contracts”). Each of the Material Contracts is in full force and effect, is valid and binding and is enforceable against Tritton and each other party thereto in accordance with its terms, subject to general principles of equity and laws of general application relating to bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally, regardless of whether considered in a Proceeding in equity or at law. The Sellers have delivered or made available to Buyer true and correct copies of the Material Contracts. Copies of each personal property lease have been provided or made available to Buyer and Section 5.14 of the Tritton Disclosure Schedule sets forth a list of such leases. Each personal property lease listed in Section 5.14 of the Tritton Disclosure Schedule includes a description of the leased property, the monthly rent, the term of the lease and any options to purchase the leased property.
     5.15 Litigation, Proceedings and Applicable Law. There is no Proceeding pending or, to the Sellers’ Knowledge, threatened against Tritton. Tritton is not in default with respect to any judgment, order, writ, injunction or decree of any court, governmental agency, commission, board, bureau, agency or instrumentality. Tritton is not subject to outstanding order, ruling, decree, judgment or stipulation by or with any court, administrative agency, arbitration panel or other similar authority.

     5.16 Compliance with Law. Tritton has complied and is now in compliance with all applicable federal, state, local and foreign laws, ordinances and regulations. No claims or complaints have been received by Tritton from any governmental authorities or other parties that Tritton is in violation of any such laws, ordinances and regulations and no such claims or complaints have been threatened and there is no reasonable basis for any such claims or complaints. Tritton has not received any notice from any governmental authorities of any pending Proceedings to take all or any part of the properties of Tritton (whether leased or owned) by condemnation or right of eminent domain and no such Proceedings are threatened. Section 5.16 of the Tritton Disclosure Schedule sets forth all Permits issued or required to be issued as of the date hereof to Tritton with respect to the ownership or lease of its properties and assets or the conduct of its business. Tritton has not failed to comply with, nor is it in violation of, any such Permit, and all such Permits are final and in full force and effect and are not subject to any appeals or further Proceedings or to any unsatisfied conditions (other than normal renewal procedures on comparable terms). No modification, suspension, rescission, relocation or cancellation of any such Permit, or any Proceeding with respect to any of the foregoing, is pending or threatened.
     5.17 Insurance. Tritton has provided Buyer with a record of insurance of Tritton setting forth a complete and accurate list of all casualty, business interruption, directors and officers liability, general liability, workers’ compensation and other types of insurance maintained by or for the benefit of Tritton, together with the names of the policyholder, carriers and insureds, additional insureds and loss payees, and the liability limits and expiration date for each such policy. Each such policy is in force, and no notice has been received by Tritton from any insurance carrier purporting to cancel or refuse renewal, reduce or dispute coverage under any such policy. All premiums or other payments due under all such policies have been paid in full. Such policies are sufficient to insure Tritton from all losses normally insured against by similar businesses. Tritton is not in default under any of such policies or binders, and Tritton has not failed to give any notice or to present any claim under any such policy or binder in a due and timely fashion. No policy aggregates, limits or maximums affecting the coverage available on Tritton’s insurance policies have been reached or exceeded for any policy years commencing on or after the date of incorporation of Tritton. Each such insurance policy shall continue to be in full force and effect upon the Closing. Such insurance policies constitute the only insurance policies which Tritton is required to maintain, by law or the terms of any contract or agreement.
     5.18 Employee Benefit Plans.
          (a) Schedule 5.18 of the Tritton Disclosure Schedule sets forth a true and complete list of each Employee Plan. With respect to each Employee Plan, Tritton has provided to Buyer (if applicable to such Employee Plan): (i) all documents embodying or governing such Employee Plan, and any funding medium for the Employee Plan (including, without limitation, trust agreements) as they may have been amended; (ii) the most recent IRS determination, opinion or approval letter with respect to such Employee Plan under Code Sections 401(a) and 501(a), and any applications for determination or approval subsequently filed with the IRS; (iii) the most recently filed IRS Form 5500 with all applicable schedules and accountants’ opinions attached thereto; (iv) the summary plan description for such Employee Plan (or other descriptions of such Employee Plan provided to employees) and all modification thereto; and (v) any insurance policy (including any fiduciary liability insurance policy) related to such Employee Plan.
          (b) Each Employee Plan maintained by Tritton and which has been intended to qualify under Section 401(a) of the Code is subject to a favorable determination letter from the IRS regarding its qualification thereunder. Each of the Employee Plans has been and is administered in accordance with its terms and with the requirements of applicable law, including, without limitation, ERISA and the Code.

          (c) No Employee Plan has ever (i) been subject to Title IV of ERISA, (ii) been a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA, or (iii) provided health care or other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA) or has ever promised to provide any such post-termination benefits.
          (d) Neither Tritton nor any ERISA Affiliate has any announced plan or legally binding commitments to create any additional Employee Plan which is intended to cover employees, former employees, directors or independent contractors of Triton or any of its ERISA Affiliates (or their spouses, dependents or beneficiaries) or to amend or modify any existing Employee Plan.
     5.19 Labor Matters.
          (a) Section 5.19 of the Tritton Disclosure Schedule contains a list of all of the employees of Tritton. Tritton is not a party to any labor agreement with respect to its employees with any labor organization, union, group or association and there are no employee unions (nor any other similar labor or employee organizations) under local statutes, custom or practice. In the last five years, Tritton has not experienced any attempt by organized labor or its representatives to make Tritton conform to demands of organized labor relating to its employees or to enter into a binding agreement with organized labor that would cover the employees of Tritton. There is no labor strike or labor disturbance pending or threatened against Tritton nor is any grievance currently being asserted, and Tritton has not experienced a work stoppage or other labor difficulty since the date of its incorporation. Tritton is in compliance with all applicable laws respecting employment practices, employee documentation, terms and conditions of employment and wages and hours and is not and has not engaged in any unfair labor practice. There is no unfair labor practice charge or complaint against Tritton pending before any domestic or foreign governmental agency arising out of Tritton’s activities, and there are no facts or information which would give rise thereto.
          (b) Tritton is currently and has in the past consistently been in full compliance with all relevant immigration-related laws and regulations, including but not limited to all applicable Department of Labor regulations relating to employment of H-1B workers, verification of employment eligibility and any other relevant provisions.
     5.20 Product Liability; Warranty. Tritton has committed no act, and there has been no omission, which may result in, and there has been no occurrence which may give rise to, any Liability of any kind for breach of warranty (whether covered by insurance or not) on the part of Tritton, with respect to products or services sold by Tritton. There are no existing or, to the Knowledge of the Sellers, threatened product or service Liability, warranty or other similar claims, or any facts upon which a material claim of such nature could be based, against Tritton for products or services which are defective or fail to meet any product or service warranties. No request has been made to Tritton to lower the previously agreed to price for the same products or services. The products and services sold by Tritton have been performed or produced, as the case may be, in conformity with all applicable contractual commitments and specifications and all express and implied warranties. The aggregate amount charged or expensed for warranty matters in the Financial Statements was sufficient to cover all losses under the warranties for services rendered or products sold by Tritton during the periods covered by such Financial Statements. No product manufactured or sold by or for Tritton has been the subject of any recall or other similar action, and no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) directly or indirectly give rise to or serve as a basis for any such recall or other similar action relating to any such product.

     5.21 Tax Matters.
          (a) Tritton has timely filed with the appropriate taxing authorities all Tax Returns in respect of Taxes required to be filed by it through the date hereof. All such Tax Returns were true, correct and complete in all respects and were prepared in substantial compliance with all applicable laws and regulations at the time of filing and remain true, correct and complete as of the date hereof. Tritton has not requested any extension of time within which to file Tax Returns in respect of any Taxes or is the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Tritton does not file Tax Returns that Tritton is or may be subject to taxation by that jurisdiction. The Sellers have delivered to Buyer complete and accurate copies of federal, state and local Tax Returns of Tritton for the tax years 2008 and 2009.
          (b) All Taxes (whether or not shown on any Tax Return), in respect of periods beginning before the date hereof, have been paid or remitted to the appropriate governmental authorities, or an adequate reserve in the Financial Statements (excluding reserves for deferred Taxes to reflect timing differences between book and taxable income) has been established therefor, and Tritton (nor any affiliated group of corporations, within the meaning of Code Section 1504, of which Tritton is now or has been a member) has any liability for taxes in excess of the amounts so paid or reserves so established. There are no Taxes for which Tritton is or may become liable that will apply in a period or portion thereof beginning the day after the Closing Date and that are attributable to income earned or activities occurring on or before the Closing Date. All Taxes which Tritton is (or was) required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper authorities, to the extent due and payable. The transaction contemplated herein is not subject to the tax withholding provisions of Section 3406 of the Code, or of Subchapter A of Chapter 3 of the Code or of any other provision of law.
          (c) Tritton has not waived any statute of limitations in respect of Taxes or agreed to an extension of time with respect to the period for assessment or collection of Taxes. No deficiencies for Taxes have been claimed, proposed or assessed or threatened to be claimed, proposed or assessed by any taxing or other governmental authority with respect to Tritton (or any affiliated group of corporations, within the meaning of Code Section 1504, of which Tritton is now or has been a member). There are no pending or, to the best of Tritton’s Knowledge, threatened audits, investigations or claims for or relating to any liability in respect of Taxes of Tritton, and there are no matters under discussion with any governmental authorities with respect to Taxes that is likely to result in an additional amount of Taxes of Tritton. Tritton (nor any affiliated group of corporations, within the meaning of Code Section 1504, of which Tritton is now or has been a member) has been notified that any taxing authority intends to audit a Tax Return or request any information related to Tax matters for any other period. No power of attorney with respect to any Taxes for which Tritton may be liable is currently in force.
          (d) Tritton does not have net operating losses, tax credit carryovers or other tax attributes presently subject to limitation under Sections 382, 383 and 384 of the Code, Treasury Regulation Section 1.1502-15T or 21T or other similar foreign tax provisions. The amount of net operating losses, net capital losses, foreign tax credits, investment, and other tax credits of Tritton is set forth in Section 5.21(d) of the Tritton Disclosure Schedule.
          (e) Tritton has not been and is not a party to, or bound by, any tax sharing, tax allocation or similar agreement or requested or received any ruling from any taxing authority, or signed any binding agreement with any taxing authority (including, without limitation, any advance pricing agreement) that would impact the amount of Tax after the Closing Date.

          (f) Tritton has not made any payments, is not obligated to make any payments, and is not a party to any agreement, contract, arrangement or plan that will obligate it to make any payments (i) that are not deductible under Section 280G of the Code with respect to the transactions contemplated hereby, or (ii) that are not fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local, or non-US Tax law) . Tritton has not agreed to make, nor will it be required to make as a result of any of the transactions contemplated hereby, any adjustment under Section 481 of the Code (or any similar provision of the Tax laws of any jurisdiction).
          (g) Tritton has not filed a consent under Section 341(f) of the Code (or any similar provision of state, local or foreign law) concerning collapsible corporations, and will not file such a consent.
          (h) No stockholder of Tritton is a “foreign person” as defined in Code Section 1445(f)(3). Tritton has not been a United States Real Property Holding Corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code and Buyer is not required to withhold tax on the purchase of stock of Tritton by reason of Code Section 1445.
          (i) Tritton (i) has not been a member of an affiliated group filing a consolidated federal income tax return and (ii) has no Liability for the Taxes of any Person (other than any Taxes of Tritton) under Treasury Regulation Section 1.1502-6 (or any similar state, local or foreign law), as a transferee or successor.
          (j) There are no liens for Taxes (other than for current taxes not yet due and payable) upon the assets of Tritton.
          (k) Tritton has not taken any position on its federal income Tax Returns that would require disclosure in order to avoid a substantial understatement penalty within the meaning of Section 6662 of the Code or similar provisions of foreign tax laws. Tritton has not entered into any transaction that lacks economic substance within the meaning of Section 7701(o) of the Code.
          (l) Tritton has furnished to Buyer (i) true, complete and correct copies of all audit reports, statements of deficiencies, closing or other agreements received by Tritton from Tax authorities related to Taxes, including, without limitation, all reports, statements, memoranda and opinions, whether formal or informal, regarding audits and examinations that have begun but have not been completed; (ii) a list of all elections in effect with respect to Taxes that will survive the Closing and (iii) a schedule that contains an accurate and complete description of any carryovers of Tax attributes.
          (m) Tritton has filed all reports and created and/or retained all records required under Code Section 6038A with respect to transactions with related parties.
          (n) Tritton has no Liability pursuant to Section 6901 of the Code or otherwise under applicable law by virtue of any transfer of an asset or assets to it, and Buyer will not be subject to such Liability as a result of any of the transactions contemplated thereby.
          (o) Tritton has not distributed stock of a “controlled corporation” (within the meaning of Section 355(a) of the Code) in a transaction subject to Code Section 355 within the past two years.

          (p) Tritton (i) is not subject to any joint venture, partnership or other agreement or arrangement which is treated as a partnership for federal income tax purposes and (ii) does not own a single member limited liability company which is treated as a disregarded entity.
     5.22 Environmental Matters. Tritton has complied and is in compliance with all federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, established principle of common law, code, regulation, statute, or treaty of any governmental body concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, as such requirements are duly enacted and in effect on or prior to the Closing Date. The consummation of the transactions contemplated hereby will not create any Liabilities for which Buyer will be responsible under any law, rule or regulation of any governmental body concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, as such requirements are duly enacted and in effect on the Closing Date.
     5.23 Customers and Suppliers. Except as set forth in Section 5.23 of the Tritton Disclosure Schedule, no customer or supplier accounted for more than 10% of Tritton’s sales or purchases in Tritton’s last fiscal year or current fiscal year to date. Tritton is not involved in any claim with any of its top ten customers in terms of gross sales volume for its last fiscal year or current fiscal year to date and is not involved in any dispute with other customers which in the aggregate is reasonably likely to be deemed material. No customer or supplier material to the business of Tritton has terminated or altered, or notified Tritton of any intention to terminate or alter, its relationship with Tritton, and the Sellers have no Knowledge that a customer or supplier material to the business of Tritton will terminate or alter its relationship with Tritton. The invoices and bills of material from its suppliers related to Tritton products that have previously been supplied by Tritton to Buyer are true and correct in all respects. The invoices and purchase orders from its customers related to Tritton products that have previously been supplied by Tritton to Buyer are true and correct in all respects.
     5.24 Inventories. All inventories set forth on the Financial Statements consist of raw materials and supplies, manufactured and processed parts, work-in-process, finished goods, and packaging materials all of which are merchantable and fit for the purpose for which they were procured or manufactured, and none of which are returns, refurbished, slow-moving, obsolete, damaged, or defective. The inventories set forth on the Financial Statements consist of a quality and quantity which are usable and salable at normal profit margins and within customary time periods in the ordinary course. None of such inventories have been consigned to others. Except as set forth on Section 5.24 of the Tritton Disclosure Schedule, the amount and components of inventories set forth on the Financial Statements constitute sufficient but not excessive quantities and appropriate components of inventory for the operation of Tritton’s business in the ordinary course of business. Inventories now on hand (including inventory held by third party manufacturers and other supply chain providers) were purchased in the ordinary course of business of Tritton at a cost not exceeding market prices prevailing at the time of purchase.
     5.25 No Brokers. Tritton has not entered into nor will they enter into any contract, agreement, arrangement or understanding with any Person which will result in an obligation of Tritton or Buyer to pay any finder’s fee, brokerage commission or similar payment in connection with the transactions contemplated hereby.

     5.26 Powers of Attorney. Section 5.26 of the Tritton Disclosure Schedule contains a complete and accurate list of all outstanding powers of attorney or similar authorizations given by Tritton.
     5.27 Transactions with Related Parties. Except as set forth on Section 5.27 of the Tritton Disclosure Schedule, Tritton has not entered into a transaction with any Related Party other than at arms’ length, and no Related Party (a) has borrowed money from or loaned money to Tritton which will not be repaid on or before the Closing Date, (b) has any contractual or other claim, express or implied, of any kind whatsoever against Tritton or (c) has been engaged, since the date of incorporation of Tritton, in any other transaction with Tritton.
     5.28 Intellectual Property.
          (a) Tritton owns or has the right to use all Intellectual Property necessary for the operation of its businesses as presently conducted and as proposed to be conducted, or is controlled or used, by and/or on behalf of Tritton (all intellectual property owned by Tritton is referred to herein as the “Tritton Intellectual Property”). Tritton has taken all necessary, commercially reasonable and prudent action(s) to perfect its ownership of, maintain, protect, and safeguard each item of Tritton Intellectual Property. Each item of Tritton Intellectual Property owned or used by Tritton immediately prior to the Closing will be owned or available for use by Tritton on identical terms and conditions at the Closing hereunder. Tritton has no contractual obligation to compensate any Person for the use of any Tritton Intellectual Property. Upon Closing, Tritton will maintain all of its right, title and interest in and to the Tritton Intellectual Property, including all rights, claims and damages regarding past infringements of the Tritton Intellectual Property by any third party (and Tritton’s right to seek enforcement of all such rights to prevent the infringement or misappropriation thereof), free and clear of all liens, claims and Encumbrances. True and correct copies of all Tritton Intellectual Property (including all pending applications and application related documents and materials) owned, controlled or used by or on behalf of Tritton or in which Tritton has any ownership interest or right to use, as amended prior to the Closing Date, have been provided or made available to Buyer. With respect to each item of Tritton Intellectual Property:
               (i) Tritton possesses all right, title, and interest in and to the item, free and clear of all Encumbrances;
               (ii) all necessary assignments, documents, information disclosure papers and certificates in connection with such Tritton Intellectual Property have been filed with the relevant patent, trademark, copyright, or other authorities in the United States or foreign jurisdictions, as applicable, for purposes of maintaining such Tritton Intellectual Property;
               (iii) the item is valid and subsisting, and all necessary annuities, filing, registration, maintenance, renewal fees in conjunction with such Tritton Intellectual Property have been paid;
               (iv) except as set forth on Section 5.28(a)(iv) of the Tritton Disclosure Schedule, there are no actions that must be taken within ninety (90) days of the Closing Date for the purposes of obtaining, maintaining, perfecting, preserving, or renewing any Tritton Intellectual Property;
               (v) in each case where Tritton has acquired any Tritton Intellectual Property from any Person, or jointly developed Tritton Intellectual Property with any Person, Tritton has obtained a valid, enforceable, and irrevocable transfer of all right, title, and interest to the such Tritton Intellectual Property;

               (vi) the item is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;
               (vii) no allegation or Proceeding is pending or is threatened which challenges the legality, validity, enforceability, use, or ownership of the item;
               (viii) Tritton has not agreed to indemnify any Person for or against any infringement or misappropriation with respect to the item; and
               (ix) Tritton has not granted to any Person any license, option or other rights to use in any manner any Tritton Intellectual Property whether requiring the payment of royalties or not, with respect to the item.
          (b) Third Party Rights. Section 5.28(b) of the Tritton Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that Tritton uses pursuant to license, sublicense, agreement, or permission. Tritton has delivered to Buyer correct and complete copies of all such licenses, sublicenses, agreements, and permissions, as amended prior to the Closing Date. Tritton does not interfere with, infringe upon, or misappropriate any Intellectual Property rights of third parties as a result of the past or continued operation of its business as presently conducted. With respect to each item of Intellectual Property required to be identified in Section 5.28(b) of the Tritton Disclosure Schedule:
               (i) the license, sublicense, agreement, or permission covering such item is legal, valid, binding, enforceable, and in full force and effect;
               (ii) Tritton and, to Tritton’s Knowledge, no other party to the license, sublicense, agreement, or permission covering such item is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder by Tritton, or to Tritton’s Knowledge, the other parties;
               (iii) Tritton and, to Tritton’s Knowledge, no other party to the license, sublicense, agreement, or permission covering such item has repudiated any provision thereof;
               (iv) with respect to each sublicense, to Tritton’s Knowledge, the representations and warranties set forth in subsections (i) through (iv) above are true and correct with respect to the underlying license;
               (v) no Person who has licensed Intellectual Property to Tritton has any ownership rights or license or permission to use any improvements made by Tritton in such Intellectual Property;
               (vi) to Tritton’s Knowledge, the underlying item of Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;
               (vii) no Proceeding is pending or, to Tritton’s Knowledge, is threatened which challenges the legality, validity, or enforceability of the underlying item of Intellectual Property; and
               (viii) Tritton has not granted any sublicense or similar right with respect to the license, sublicense, agreement, or permission covering such item.

          (c) Enforceability, Validity, and Absence of Claims. To Tritton’s Knowledge, there are no facts or circumstances (including any information or fact that would constitute prior art) that would render any patent rights within Tritton Intellectual Property unpatentable, invalid, unenforceable or infringed, or would adversely effect any pending application for any patent rights within Tritton Intellectual Property. Tritton has not misrepresented, or failed to disclose and has no Knowledge of any misrepresentation or failure to disclose, any fact or circumstances in any application for any Tritton Intellectual Property that would constitute fraud or misrepresentation or breach of the duty of candor with respect to such application or that would otherwise affect the patentability, validity or enforceability of any Tritton Intellectual Property. Tritton has not interfered with, infringed upon or misappropriated in any material respect any Intellectual Property rights of any third party, and neither Tritton nor its directors, officers, employees or agents has ever received any written charge, complaint, claim, demand, or notice alleging such interference, infringement, misappropriation, or violation (including any claim that Tritton must license or refrain from the use, or offer of a license under, any Intellectual Property rights of any third party). To Tritton’s Knowledge, no third party has interfered with, infringed upon or misappropriated any Intellectual Property rights of Tritton. Tritton has not made any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the third party must license or refrain from using, or offer of a license under, any Tritton Intellectual Property.)
     5.29 Identification of Depositories and Authorities. Section 5.29 of the Tritton Disclosure Schedule sets forth a complete and accurate list of the names and addresses of all banks, trust companies, savings and loan associations and other financial institutions in which Tritton has assets, deposits or safe deposit boxes and the signatories thereunder.
     5.30 Certain Business Practices. None of Tritton, any of the Sellers or any director, officer, agent or employee of Tritton has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, or (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.
     5.31 Governmental Permits. Tritton owns, holds or possesses, in respect of its business, all Permits necessary to entitle it to own or lease, operate and use its properties and to carry on and conduct its business as currently conducted and as currently proposed to be conducted. Section 5.31 of the Tritton Disclosure Schedule sets forth a list and brief description of each such Permit held by Tritton. Tritton has fulfilled and performed its respective obligations under each such Permit and no event has occurred or condition or state of facts exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default under any such Permit. No notice of cancellation, of default or of any dispute concerning any such Permit, or of any event, condition or state of facts described in the preceding sentence, has been received by Tritton. There is no Proceeding pending or threatened to revoke, modify or otherwise fail to renew any such Permit. Each Permit is valid, subsisting and in full force and effect and will be maintained by Tritton following consummation of the transactions contemplated by Agreement without (i) the occurrence of any breach, default or forfeiture of material rights thereunder or (ii) the consent, approval of, or the making of any filing with, any governmental body, regulatory commission or other party.
     5.32 Legal and Tax Advice. Tritton has had an opportunity to discuss this Agreement with counsel of its choosing, and had the legal consequences of this Agreement and the transactions contemplated hereby explained by such counsel. Tritton is not relying upon Buyer or any of its stockholders, members, directors, officers, attorneys, accountants, agents or representatives for purposes of interpreting the provisions of this Agreement or assessing the consequences hereof.

     5.33 Accuracy of Information. All information which has been given by or on behalf of Tritton to Buyer (or to any employee, agent or advisor of Buyer) with respect to Tritton or its business or assets is true, complete and accurate in all material respects. The information in the Tritton Disclosure Schedule is accurate in all material respects.
ARTICLE VI.
REPRESENTATIONS AND WARRANTIES OF BUYER
     Buyer hereby makes the representations and warranties set forth below to the Sellers as of the date hereof.
     6.1 Due Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Delaware, and has all requisite corporate power and authority to own, lease and operate its properties and conduct its business as it is presently being conducted.
     6.2 Authorization. Buyer has all necessary corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby have been duly approved by all requisite corporate action on the part of Buyer. No other corporate proceedings on the part of Buyer are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer and is a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to general principles of equity and laws of general application relating to bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally, regardless of whether considered in a Proceeding in equity or at law.
     6.3 Non-Contravention. The execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby do not, with or without the giving of notice or the lapse of time, or both, violate, conflict with, result in the breach of or a default under, or accelerate the performance required by or result in, individually or in the aggregate, any Material Adverse Effect of Buyer under any of the terms, conditions or provisions of, the charter or bylaws of Buyer or any covenant, agreement, commitment or understanding (including any license or sub-license agreement, covenant not to compete, employment agreement or consulting agreement) to which Buyer is a party, or any Permit, authorization, order, ruling, decree, judgment or arbitration award, or any law, rule, regulation or stipulation, to which Buyer is subject, or result in the creation of any Encumbrance upon any of the properties or assets of Buyer.
     6.4 Consents and Approvals. No consent, approval, authorization, declaration, filing or registration with any governmental or regulatory authority, or any other Person, is required to be made or obtained by Buyer in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.
     6.5 Capital Resources. Buyer has on the date hereof sufficient capital resources to pay the Closing Cash and is not aware of any reason that Buyer will be unable to pay the Earn-Out Consideration when the same becomes due and payable.
     6.6 No Brokers. Buyer has not entered into nor will it enter into any contract, agreement, arrangement or understanding with any Person which will result in the obligation of the Sellers, Tritton or Buyer to pay any finder’s fee, brokerage commission or similar payment in connection with the transactions contemplated hereby.

ARTICLE VII.
ADDITIONAL AGREEMENTS
     7.1 Further Assurances. Upon the terms and subject to the conditions contained herein, the parties agree, (a) to use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, (b) to execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the transactions contemplated hereunder and (c) to cooperate with each other in connection with the foregoing. Without limiting the foregoing, the parties agree to use their respective commercially reasonable efforts (i) to obtain all necessary waivers, consents and approvals from other parties to consummate the transactions contemplated by this Agreement, (ii) to obtain all necessary Permits as are required to be obtained under any laws, statutes, ordinances, rules or regulations, (iii) to defend all actions challenging this Agreement or the consummation of the transactions contemplated hereby, (iv) to lift or rescind any injunction or restraining order or other court order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, (v) to give all notices to, and make all registrations and filings with, third parties, including without limitation submissions of information requested by governmental authorities and (vi) to fulfill all conditions to this Agreement.
     7.2 Confidential Information.
          (a) Except as provided in Section 7.2(b), each party hereto agrees that this Agreement and every provision hereof shall be strictly confidential and shall not be disclosed to any other person other than: (i) with the written consent of the parties; (ii) if it is required by law; (iii) if it is made pursuant to existing contractual obligations; (iv) if it is required by any rule or regulation of any securities exchange or regulatory or governmental entity whether or not this has the force of law; or (v) in connection with any Proceeding, including but not limited to any Proceeding to enforce the terms of this Agreement.
          (b) Notwithstanding the foregoing but subject to Section 7.3, the confidentiality obligations set forth in Section 7.2(a) shall not prevent or restrict in any way Buyer from announcing the transactions contemplated by this Agreement (including the issuance of any press release or any public announcement or communication) or notifying third parties at any time following the Closing Date and introducing itself as successor to Tritton. Notwithstanding the forgoing, Buyer shall not disclose the amount of the Purchase Price or any other financial terms pertaining to this Agreement except for: (i) such disclosures as may be required to comply with applicable laws; (ii) disclosures of information which is or subsequently becomes known to the public through no fault of the Buyer; and (iii) in connection with any Proceeding, including but not limited to any Proceeding to enforce the terms of this Agreement.
          (c) From and for a period of five (5) years after the Closing Date, unless expressly consented to in writing by Buyer, the Sellers shall not directly or indirectly, use or disclose to any third person, any trade secret, financial data, customer list, pricing or marketing policies or plans or other proprietary or confidential information relating to Buyer, or Tritton, except for: (i) such disclosures as may be required to comply with applicable laws; (ii) disclosures of information which is or subsequently becomes known to the public through no fault of the Sellers; (iii) as may be required in order for Christopher Von Huben to fulfill his duties under the Employment Agreement; and (iv) in connection with any Proceeding, including but not limited to any Proceeding to enforce the terms of this Agreement businesses.

     7.3 Public Statements and Press Releases. The parties will consult with each other prior to issuing any press release regarding the transactions contemplated hereby. In addition, each party will obtain prior consent from the other party before issuing any press release or public statement except if such disclosure is required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction. Notwithstanding the above, where a party requests consent from the other party of any press release or public statement and the other party has not responded to such request within two (2) business days, then the party proposing the press release or public statement will be entitled to proceed with its disclosure as if it had received consent from the other party.
     7.4 Employees and Offers of Employment. Except as set forth in this Section 7.4, Buyer shall have no obligation to offer employment to, or to employ, any employee of Tritton. Buyer shall make offers of at-will employment effective and contingent upon the Closing to the employees of Tritton listed on Exhibit E hereto. Any other offers of employment by Buyer to Tritton’s employees shall be at such salary or wage and benefit levels and on such other terms and conditions as Buyer shall in its sole discretion deem appropriate.
     7.5 Litigation Support. In the event and for so long as any party hereto is actively contesting or defending any Proceeding of third parties after the Closing in connection with (a) any transaction contemplated by this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on the Closing Date involving the Sellers or Tritton, each of the other parties shall cooperate in the defense or contest, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the defense or contest, all at the sole cost and expense of the initiating party (unless such party is entitled to indemnification therefor under ARTICLE VIII); provided, however, that any party so requesting the cooperation of another party who is not an employee of Buyer shall compensate such other party for the reasonable value of their time to be provided as described in this Section 7.5.
     7.6 Additional Covenants Protecting the Interests of Buyer. Each of the Sellers agrees as follows:
          (a) That through the fourth anniversary of the Closing Date (the “Restricted Period”), none of the Sellers shall directly or indirectly, individually, together with, or through any other Person: (A) approach, solicit or accept business from, or otherwise engage in any business with any Person who is or has been a customer or client of Tritton, or a representative of such customer or client that has the effect of competing directly with Tritton or Buyer; (B) in any manner discourage any Person who is or has been a customer or client of Tritton from continuing its business relationship with Tritton; (C) approach, counsel or attempt to induce any employee or independent contractor of Tritton to leave their employment or engagement, or employ or engage or attempt to employ or engage any such Person; or (D) aid or counsel any other person to do any of the above.
          (b) That during the Restricted Period, none of the Sellers shall directly or indirectly, individually, together with, or through any other Person; (A) engage in; (B) own or control any interest in (except as a passive investor of less than 1% of the capital stock of a publicly held company); (C) act as a director, officer, manager, employee, trustee, agent, partner, joint venturer, participant, consultant of or be obligated to, or be connected in any advisory, business or ownership capacity with; (D) lend credit or money for the purpose of establishing or operating; or (E) allow their names or reputations to be used by any firm, corporation, partnership, trust or other business enterprise directly or indirectly engaged in, any business that is directly competitive with the business of Tritton in any geographic territory in which the business of Tritton has been conducted.

Each of the Sellers has carefully considered the nature and extent of the restrictions set forth in this Agreement and agrees that the same are reasonable with respect to scope, duration, territory and otherwise. Each of the Sellers also expressly acknowledges that the restrictive covenants set forth in this Section 7.6 are reasonable and necessary in order to protect and maintain the proprietary interests, goodwill and other legitimate business interests of Buyer. Each of the Sellers further acknowledges that (i) it would be difficult to calculate the damages to Buyer from any breach of the obligations of the Sellers under this Section 7.6, (ii) injury to Buyer from any such breach would be irreparable and impossible to measure and (iii) the remedy at law for any breach or threatened breach of this Section 7.6 would therefore be an inadequate remedy and, accordingly, Buyer shall, in addition to all other available remedies, including, without limitation, seeking such damages as Buyer can show it has sustained by reason of such breach and/or the exercise of all other rights it has under this Agreement, be entitled to injunctive relief, specific performance and other equitable remedies without the necessity of showing actual damages or posting bond. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 7.6 is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.
     7.7 Tax Matters.
          (a) The Sellers, on the one hand, and the Buyer, on the other hand, agree to give prompt notice to each other of any claim, or the commencement of any Proceeding (including a Tax audit) with respect to Taxes for which the Sellers may be responsible pursuant to the terms of this Agreement. The Sellers may, at their own expense, participate in and, upon providing written notice to the Buyer, assume the defense of any such Proceeding, provided that (i) the counsel to the Sellers is reasonably satisfactory to the Buyer, (ii) the Sellers shall thereafter consult with the Buyer upon request for such consultation from time to time with respect to such Proceeding, and (iii) the Sellers shall not, without the written consent of the Buyer, agree to any settlement with respect to any Tax if such settlement could adversely affect a Tax asset or the Tax liability of Buyer. If the Sellers assume such defense, the Buyer shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at their own expense, separate from the counsel employed by the Sellers. If the Sellers elect not to assume such defense, (i) the Buyer may pay, compromise or contest the Tax at issue, and (ii) the Sellers shall be responsible to pay the amount of the Tax directly or, if any Buyer pays such Tax, reimburse the payor of such Tax pursuant to the terms of this Agreement. The Sellers shall be jointly and severally liable for the reasonable fees and expenses of counsel and other experts and consultants employed by the Buyer for any period during which the Sellers have not assumed the defense thereof. Whether or not the Sellers choose to defend or prosecute any Proceeding, all of the parties to this Agreement shall cooperate in the defense or prosecution thereof.
          (b) The Sellers, on the one hand, and Buyer, on the other hand, agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance (including access to books and records) related to Tritton as is reasonably necessary for the preparation of any Tax Return, claim for refund or audit, and the prosecution or defense of any Proceeding relating to any proposed adjustment. The Sellers and Buyer further agree, upon request, to use their best efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

          (c) Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for Tritton for all Tax periods ending on the Closing Date which are filed after the Closing Date. Buyer shall permit Tritton to review and comment on each such Tax Returns described in the preceding sentence prior to filing. The Sellers shall be responsible to pay the amount of all Taxes for which the Sellers are responsible pursuant to the terms of this Agreement directly or, if Buyer pays such Tax, reimburse Buyer for such Tax within fifteen (15) days after the date on which such Taxes are paid. Buyer shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of Tritton for Tax periods which begin before the Closing Date and end after the Closing Date. The Sellers shall pay to Buyer within fifteen (15) days after the date on which Taxes are paid with respect to such periods an amount equal to the portion of such Taxes which relates to any period beginning before the Closing Date and ending after the Closing Date, but only with respect to the portion of such period up to and including the Closing Date (such portion, a “Pre-Closing Partial Period”). Any Taxes for a period including a Pre-Closing Partial Period shall be apportioned between such Pre-Closing Partial Period and the portion of such period beginning after the Closing Date, based, in the case of real and personal property Taxes, on a per diem basis and, in the case of other Taxes, on the actual activities, taxable income or taxable loss of Tritton during such Pre-Closing Partial Period and the remainder of such period. Notwithstanding the foregoing, the provisions of this Section 7.6(a) shall not impose any liability on the Sellers with respect to Taxes in excess of the Damages for which the Sellers have agreed to indemnify the Buyer Parties under Section 8.2.
     7.8 Contribution to Audit Expenses. If it is determined that an audit of Tritton’s financial statements is required under applicable auditing rules, then the cost of such audit, up to a maximum of $25,000 in the aggregate, will be deducted from the Earn-Out Consideration for the year in which such audit is conducted.
     7.9 Guaranty. Parent hereby agrees to pay, or cause Buyer to pay, when due, each payment of Purchase Price required pursuant to ARTICLE II above and any indemnification obligations of Buyer pursuant to ARTICLE VIII above.
     7.10 Lease. The Sellers agree to cause Sunset West Distributing, Inc. to enter into an agreement with Buyer following the Closing pursuant to which (a) Tritton will be responsible to pay only its pro rata share of Sunset West Distributing, Inc.’s rent payments under its lease agreement with Rancho Vista International, LP based on the square footage being used by Tritton following the Closing, (b) Tritton will be permitted to sublease the square footage being used by Tritton from time to time, (c) upon written notice by Tritton, Sunset West Distributing, Inc. will terminate such lease agreement with respect to the square footage subject to such notice as soon as permitted by such lease agreement and (d) Tritton will pay its pro rata share of any termination payment required to effect such termination based on the square footage being used by Tritton at the time of such termination.
     7.11 Tritton Disclosure Schedule. The Sellers agree to make such changes to the Tritton Disclosure Schedule following the Closing as are required by Buyer’s lender.
ARTICLE VIII.
SURVIVAL; INDEMNIFICATION
     8.1 Survival of Representations, Etc. All of the representations, warranties, covenants and agreements made in this Agreement or in any attachment, exhibit, the Tritton Disclosure Schedule, the Seller Disclosure Schedule, certificate, document or list delivered pursuant hereto shall survive the Closing hereunder (even if the other party knew or had reason to know of any misrepresentation or breach of warranty at the time of such Closing, unless the other party expressly waives in writing any such breach at or before the time of such Closing) and shall continue in full force and effect for a period of eighteen (18) months following the Closing Date, except that the representations and warranties set forth in Sections 4.1, 4.2, 4.6, 5.1, 5.3, 5.5 and 5.9 shall survive the Closing and continue in full force and effect forever thereafter and the representations and warranties set forth in Sections 5.18, 5.21 and 5.22 shall survive the Closing and continue in full force and effect until the expiration of the applicable statute of limitations (with extensions thereof). Each party hereto shall be entitled to rely upon the representations and warranties of the other party set forth in this Agreement. The termination of the representations and warranties provided herein shall not affect the rights of either party in respect of any Claim made by such party in a writing and received by the other party prior to the expiration of the applicable survival period provided herein.
     8.2 Indemnification by the Sellers. Each of the Sellers agrees subsequent to the Closing to indemnify and hold the Buyer Parties harmless from and against any Damages which may be sustained or suffered by any of them arising out of or based upon any of the following matters:
          (a) fraud, intentional misrepresentation or the cause or knowledge of a deliberate or willful breach of any representations, warranties or covenants of the Sellers under this Agreement or in any certificate, schedule or exhibit delivered pursuant hereto (collectively, “Fraud Claims”);
          (b) any liability of Tritton for Taxes arising from their respective activities, assets and all events and transactions on the Closing Date and any breach of the representations and warranties set forth in Sections 5.18 and 5.21 hereof and any covenant with respect to Taxes or tax related matters set forth herein or in any related agreement (collectively, “Tax Claims”);
          (c) any breach of the representations and warranties set forth in Section 5.22 hereof (“Environmental Claims”);
          (d) any claim by any Person that Tritton does not own all right, title and interest in the industrial design or tooling for its headphone products (excluding the in-line volume control unit, the in-line break away cable, the audio control box and flexible microphone cable pertaining to the AX Pro; the audio control box with respect to the Ax 720; the head rail assembly, extension arms and flexible microphone tubing relating to the AX 180), free and clear of any Encumbrances (“Manufacturing Ownership Claims”);
          (e) any breach of the representations and warranties set forth in Sections 4.1, 4.2, 4.6, 5.1, 5.3, 5.5 and 5.9 hereof (collectively, “Fundamental Claims”); and
          (f) other than Fraud Claims, Tax Claims, Environmental Claims, Manufacturing Ownership Claims and Fundamental Claims, any other breach of any representation, warranty or covenant of the Sellers under this Agreement or in any schedule or exhibit delivered pursuant hereto, or by reason of any Proceeding asserted or instituted growing out of any matter or thing constituting a breach of such representations, warranties or covenants (collectively, “General Claims”).
     8.3 Limitations on Indemnification by the Sellers. Anything contained in this Agreement to the contrary notwithstanding, the liability of the Sellers to provide any indemnification to any Buyer Party and the right of the Buyer Parties to indemnification under Section 8.2 (or otherwise) shall be subject to the following provisions:
          (a) No claims for indemnification shall be made under this Agreement against Sellers, and no indemnification shall be payable to any Buyer Party, with respect to General Claims after the date which is eighteen (18) months following the Closing.

          (b) No claims for indemnification shall be made under this Agreement against Sellers, and no indemnification shall be payable to any Buyer Party, with respect to any Tax Claim or Environmental Claim after expiration of all applicable statutes of limitation taking into account any applicable extensions thereof.
          (c) Sellers shall not be liable under Section 8.2 for Damages arising from General Claims, unless the sum of all Damages arising from such claims exceeds $50,000, in which event the Buyer Parties shall be entitled to indemnification for the full amount of such Damages. The aggregate amount payable by the Sellers to all Buyer Parties for claims for indemnification with respect to General Claims will not exceed, in the aggregate, thirty-five percent (35%) of the Purchase Price. Indemnification claims under Section 8.2 shall be funded solely through set-off against the Earn-Out Consideration.
          (d) Sellers shall not be liable under Section 8.2 for Damages arising from Manufacturing Ownership Claims in excess of fifty percent (50%) of the Purchase Price. Claims for indemnification with respect to Manufacturing Ownership Claims shall not be subject to the other limitations set forth in this Section 8.3.
          (e) Claims for indemnification with respect to Fraud Claims, Tax Claims (except as set forth in Section 8.3(b)), Environmental Claims, Manufacturing Ownership Claims and Fundamental Claims shall not be subject to any of the limitations set forth in this Section 8.3.
     8.4 Indemnification by Buyer. Buyer agrees to indemnify and hold the Seller Parties harmless from and against any Damages which may be sustained or suffered by any of them arising out of or based upon any breach of any representation, warranty or covenant made by Buyer in this Agreement or in any certificate delivered by Buyer hereunder, or by reason of any Proceeding asserted or instituted growing out of any matter or thing constituting such a breach.
     8.5 Notice; Defense of Claims. An indemnified party shall make claims for indemnification hereunder by giving written notice thereof to the indemnifying party promptly on discovery and in any event within the period in which indemnification claims can be made hereunder. If indemnification is sought for a claim or liability asserted by a third party, the indemnified party shall also give written notice thereof to the indemnifying party promptly after it receives notice of the claim or liability being asserted, but the failure to do so shall not relieve the indemnifying party from any liability except to the extent that it is prejudiced by the failure or delay in giving such notice. Such notice shall summarize the basis for the claim for indemnification and any claim or liability being asserted by a third party. Within twenty (20) days after receiving such notice the indemnifying party shall give written notice to the indemnified party stating whether it disputes the claim for indemnification and whether it will defend against any third party claim or liability at its own cost and expense. If the indemnifying party fails to give notice that it disputes an indemnification claim within twenty (20) days after receipt of notice thereof, it shall be deemed to have accepted and agreed to the claim, which shall become immediately due and payable. The indemnifying party shall be entitled to direct the defense against a third party claim or liability with counsel selected by it (subject to the consent of the indemnified party, which consent shall not be unreasonably withheld) as long as the indemnifying party is conducting a good faith and diligent defense. The indemnified party shall at all times have the right to fully participate at its own expense in the defense of a third party claim or liability, directly or through counsel; provided, however, that if the named parties to the Proceeding include both the indemnifying party and the indemnified party and the indemnified party is advised that representation of both parties by the same counsel would be inappropriate under applicable standards of professional conduct, the indemnified party may engage separate counsel at the expense of the indemnifying party. If no such notice of intent to dispute and defend a third party claim or liability is given by the indemnifying party, or if such good faith and diligent defense is not being or ceases to be conducted by the indemnifying party, the indemnified party shall have the right, at the expense of the indemnifying party, to undertake the defense of such claim or liability (with counsel selected by the indemnified party), and to compromise or settle it, with consent of the indemnifying party, which consent shall not be unreasonably withheld. If the third party claim or liability is one that by its nature cannot be defended solely by the indemnifying party, then the indemnified party shall make available such information and assistance as the indemnifying party may reasonably request and shall cooperate with the indemnifying party in such defense, at the expense of the indemnifying party.
ARTICLE IX.
MISCELLANEOUS
     9.1 Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any party without the prior written consent of the other party; provided, however, that Buyer may, without such consent, (a) assign all such rights as collateral security to any lender to Buyer or an Affiliate of Buyer, but such assignment shall not relieve Buyer of any liability hereunder and (b) assign all such rights to any Affiliate of Buyer or to any Person who acquires Buyer or substantially all of the assets of Buyer or survives any merger with Buyer. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other Person shall have any right, benefit or obligation under this Agreement as a third party beneficiary or otherwise.
     9.2 Notices. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by facsimile, electronic or digital transmission method; the day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express); and upon receipt, if sent by certified or registered mail, return receipt requested. In each case notice shall be sent to:
          If to Buyer:
Mad Catz, Inc.
7480 Mission Valley Road, Suite 101
San Diego, CA 92108
Fax: (619) 683-9839
Attn: President
          with copies to:
Mad Catz, Inc.
7480 Mission Valley Road, Suite 101
San Diego, CA 92108
Fax: (619) 683-2813
Attn: Legal Department
and
Durham Jones & Pinegar, P.C.
192 East 200 North, 3rd Floor
St. George, Utah 84770
Fax: (435) 628-1610
Attn: Joshua E. Little, Esq.

          If to Tritton:
Tritton Technologies Inc.
1350 Specialty Drive, Suite F
Vista, California 92081
Fax: (760) 599-1031
Attn: Christopher Von Huben
          If to the Sellers:
at the addresses listed on the signature
pages hereto
          with a copy to:
Wilson Sonsini Goodrich & Rosati, P.C.
12235 El Camino Real, Suite 200
San Diego, California 92130
Fax: (858) 350-2399
Attn: Anthony G. Mauriello
     or to such other place and with such other copies as any party may designate as to itself by written notice to the others.
     9.3 Entire Agreement; Amendments and Waivers. This Agreement, together with all exhibits and schedules hereto (including the Disclosure Schedules) constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. This Agreement may not be amended except by an instrument in writing signed by or on behalf of each of the parties hereto. No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.
     9.4 Service of Process; Consent to Jurisdiction.
          (a) Service of Process. Each of the parties hereto irrevocably consents to the service of any process, pleading, notices or other papers by the mailing of copies thereof by registered, certified or first class mail, postage prepaid, to such party at such party’s address set forth herein, or by any other method provided or permitted under California law.
          (b) Consent to Jurisdiction. Each party hereto irrevocably and unconditionally (i) agrees that any Proceeding arising out of this Agreement shall be brought in the United States District Court for the Southern District of California or, if such court does not have jurisdiction or does not accept jurisdiction, in any court of general jurisdiction in the County of San Diego, California; (ii) consents to the jurisdiction of any such court in any such Proceeding; and (iii) waives any objection which such party may have to the laying of venue of any such Proceeding in any such court.
     9.5 Multiple Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     9.6 Headings. The headings of the Articles and Sections herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
     9.7 Exhibits and Schedules. The Exhibits and Schedules attached to this Agreement are incorporated herein and shall be a part of this Agreement for all purposes.
     9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of California, without regard to principles of conflict of laws.
     9.9 Construction. Differences in language as between similar provisions covering similar matters may reflect differences in style rather than a different substantive intent and should be construed accordingly. The parties understand and agree that the terms and conditions of this Agreement have been mutually negotiated, prepared and drafted, and that if at any time the parties desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party actually prepared, drafted or requested any term or condition hereof.
     9.10 Expenses. Except as otherwise specified in this Agreement, each party hereto shall pay its own out-of-pocket expenses, including, but not limited to, legal and accounting fees, incurred in connection with the negotiation, preparation and execution of this Agreement and all other agreements, documents and instruments contemplated hereby, or otherwise in connection with the preparation for carrying this Agreement into effect. The parties hereby acknowledge and agree that the out-of-pocket expenses of Tritton shall be borne by the Sellers.
     9.11 Invalidity. In the event that any one or more of the provisions contained in this Agreement or in any other document or instrument referred to herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such document or instrument.
     9.12 Cumulative Remedies. All rights and remedies of either party hereto are cumulative of each other and of every other right or remedy such party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.
     9.13 Specific Performance. The parties agree that it would be difficult to measure damages which might result from a breach of this Agreement by the Sellers or Tritton and that money damages would be an inadequate remedy for such a breach. Accordingly, if there is a breach or proposed breach of any provision of this Agreement by the Sellers or Tritton, Buyer shall be entitled, in addition to any other remedies which it may have, to an injunction or other appropriate equitable relief to restrain such breach without having to show or prove actual damage to Buyer.
[Signature Page Follows]

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.

“BUYER”		“TRITTON”

MAD CATZ, INC.,		TRITTON TECHNOLOGIES INC.,
a Delaware corporation		a Delaware corporation

By:	/s/ Darren Richardson	By:	/s/ Christopher Von Huben

	Name: Darren Richardson		Name: Christopher Von Huben
	Its: President and Chief Executive Officer		Its: President and Chief Executive Officer

“PARENT”		“SELLERS”
(solely with respect to Section 7.9)

MAD CATZ INTERACTIVE, INC.,		/s/ Christopher Von Huben

a Canadian corporation		Christopher Von Huben
		Address:	3526 Knollwood Dr.
Carlsbad, CA 92010
By:	/s/ Darren Richardson

Name: Darren Richardson
	Its: President and Chief Executive Officer	/s/ Frank Sansone

Frank Sansone
		Address:	2933 Arboridge CT.
Fullerton, CA 92835

/s/ Dan Rafferty

Dan Rafferty
		Address:	5081 Ashberry Rd.
Carlsbad, CA 92008

/s/ Wes Stewart

Wes Stewart
		Address:	15 Via Soria
San Clemente, CA 92673

PXM Design, Inc. dba Project X Media

/s/ Chris Martino

Name: Chris Martino
Its:
		Address:	P.O. Box 783
Solana Beach, CA 92075

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